UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

ON24, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68339B104

(CUSIP Number)

Lynrock Lake LP

Attn: Cynthia Paul

2 International Drive, Suite 130

Rye Brook, NY 10573

914-449-4660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68339B104
1.	Names of Reporting Persons Lynrock Lake LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,329,759 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,329,759 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,329,759 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (3)
14.	Type of Reporting Person (See Instructions) PN, IA

(1)	This Schedule 13D is filed by Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 7,329,759 shares of Common Stock held directly by Lynrock Lake Master Fund LP (“Lynrock Fund”). The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Common Stock is provided as of February 14, 2023.
(3)	This calculation is based on 48,047,496 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission (“SEC”) on November 14, 2022.

CUSIP No. 68339B104
1.	Names of Reporting Persons Lynrock Lake Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,329,759 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,329,759 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,329,759 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (3)
14.	Type of Reporting Person (See Instructions) OO, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 7,329,759 shares of Common Stock held directly by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Common Stock is provided as of February 14, 2023.
(3)	This calculation is based on 48,047,496 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

CUSIP No. 68339B104
1.	Names of Reporting Persons Cynthia Paul
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,329,759 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,329,759 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,329,759 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (3)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of 7,329,759 shares of Common Stock held directly by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Common Stock is provided as of February 14, 2023.
(3)	This calculation is based on 48,047,496 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (“Common Stock”) of On24, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Beale Street, 8th Floor, San Francisco, CA 94105. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.

(c)	The principal business of the Reporting Persons is investment management. Ms. Paul serves as the Sole Member of the General Partner, which is the general partner of the Investment Manager.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Investment Manager and General Partner was organized in the state of Delaware, and Ms. Paul is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock reported herein were purchased by Lynrock Fund between September 3, 2021 and December 6, 2022. The source of the capital to purchase such securities was Lynrock Fund’s working capital, consisting of contributions from its general and limited partners (and which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 7,329,759 shares of Common Stock reported herein is approximately $119,114,875, excluding brokerage commissions.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein for investment purposes, and such acquisitions were made in the Reporting Persons’ ordinary course of business. The Reporting Persons filed an initial Schedule 13G on February 14, 2022, which filing was amended on May 10, 2022 (as amended, the “Schedule 13G”).

The Reporting Persons are filing this Schedule 13D to supersede their prior filings on Schedule 13G. In light of a press release issued by another shareholder on February 8, 2023, urging the Issuer to add a shareholder representative to its board of directors, a director of the Issuer invited Ms. Paul to have a discussion on February 8, 2023. The two parties discussed the composition of the Issuer’s board in an effort to enhance value for all shareholders. The Reporting Persons may engage in further discussions with members of the Issuer’s board, management, and/or other shareholders regarding the Issuer’s board composition, capital allocation, corporate governance, financial and operational performance, and business strategy.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may, in their sole discretion, depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for Common Stock, or dispose of shares of Common Stock or other securities convertible into or exchangeable for Common Stock, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons also may engage in conversations with management and/or the board regarding a range of issues, including those relating to the business and strategy of the Issuer, management, operations, investor communications, capital structure, mergers and acquisitions strategy, and executive compensation. The Reporting Persons also may have conversations with other interested parties, including industry analysts, other shareholders, existing or potential strategic partners or competitors, and other professionals.

Item 5.	Interest in Securities of the Issuer

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	The Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty days.

(d)	Certain feeder funds that invest in Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the Common Stock directly held by Lynrock Fund.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2023

LYNROCK LAKE LP

By: Lynrock Lake Partners LLC
its General Partner

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

/s/ Cynthia Paul
Cynthia Paul

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of On24, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: February 14, 2023

LYNROCK LAKE LP

By: Lynrock Lake Partners LLC
its General Partner

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

/s/ Cynthia Paul
Cynthia Paul